UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. **)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

JAMES HARDIE INDUSTRIES PLC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N4723D104

(CUSIP Number)

December 31, 2009**

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This report on Schedule 13G is being filed to report holdings which, as a result of administrative error, were not identified as requiring a filing on Schedule 13G at the time such reports were due. Upon discovering this oversight, the reporting persons promptly took steps to file this Schedule 13G, which reflects information that should have been reported for the years ending December 31, 2009, 2010 and 2011, and at October 31, 2010. See Item 4 of the disclosure for additional information. On February 14, 2013, the reporting persons timely filed a Schedule 13G reflecting their holdings as of December 31, 2012.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46,777,186 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46,777,186 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,777,186 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.74% (based on 435,721,099 shares outstanding, per Form 6-K, EX 99.7, filed on December 16, 2011)*
12.	TYPE OF REPORTING PERSON BK/HC

*	As of December 31, 2011. Held in the form of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock. See Item 4 of the disclosure for information regarding holdings as of December 31, 2010, October 31, 2010, and December 31, 2009.

CUSIP NO. N4723D104	13G	Page 3 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46,668,993 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46,668,993 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,668,993 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.71% (based on 435,721,099 shares outstanding, per Form 6-K, EX 99.7, filed on December 16, 2011)*
12.	TYPE OF REPORTING PERSON HC

*	As of December 31, 2011. Held in the form of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock. See Item 4 of the disclosure for information regarding holdings as of December 31, 2010, October 31, 2010, and December 31, 2009.

CUSIP NO. N4723D104	13G	Page 4 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46,668,993 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46,668,993 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,668,993 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.71% (based on 435,721,099 shares outstanding, per Form 6-K, EX 99.7, filed on December 16, 2011)*
12.	TYPE OF REPORTING PERSON HC

*	As of December 31, 2011. Held in the form of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock. See Item 4 of the disclosure for information regarding holdings as of December 31, 2010, October 31, 2010, and December 31, 2009.

CUSIP NO. N4723D104	13G	Page 5 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 30,743,707 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 30,743,707 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,743,707 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.06% (based on 435,721,099 shares outstanding, per Form 6-K, EX 99.7, filed on December 16, 2011)*
12.	TYPE OF REPORTING PERSON HC

*	As of December 31, 2011. Held in the form of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock. See Item 4 of the disclosure for information regarding holdings as of December 31, 2010, October 31, 2010, and December 31, 2009.

CUSIP NO. N4723D104	13G	Page 6 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Asset Management (Australia) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 30,743,707 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 30,743,707 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,743,707 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.06% (based on 435,721,099 shares outstanding, per Form 6-K, EX 99.7, filed on December 16, 2011)*
12.	TYPE OF REPORTING PERSON IA/FI

*	As of December 31, 2011. Held in the form of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock. See Item 4 of the disclosure for information regarding holdings as of December 31, 2010, October 31, 2010, and December 31, 2009.

CUSIP NO. N4723D104	13G	Page 7 of 14

Item 1(a)	Name of Issuer: JAMES HARDIE INDUSTRIES plc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Commonwealth Bank of Australia
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Australian Capital Territory

Colonial Holding Company Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000.
Commonwealth of Australia
New South Wales

Commonwealth Insurance Holdings Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
New South Wales

Colonial First State Group Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Victoria

Colonial First State Asset Management (Australia) Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000.
Commonwealth of Australia
New South Wales

CUSIP NO. N4723D104	13G	Page 8 of 14

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:		N4723D104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: Colonial First State Asset Management (Australia) Limited is an investment adviser registered pursuant to the law of the jurisdiction in which it is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote of; (ii) shared power to vote or to direct the vote of; (iii) sole power to dispose or to direct the disposition of; and/or (iv) shared power to dispose or to direct the disposition of:

CUSIP NO. N4723D104	13G	Page 9 of 14

This report on Schedule 13G is being filed to reflect positions which, as a result of an administrative error, were not identified as requiring a filing on Schedule 13G at the time such reports were due. Upon discovering this oversight, the reporting persons promptly took steps to file this Schedule 13G, which reflects information that should have been included for the years ending December 31, 2009, 2010 and 2011, and at October 31, 2010. On February 14, 2013, the reporting persons timely filed a Schedule 13G reflecting their holdings as of December 31, 2012.

As of December 31, 2011, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 46,777,186 shares of the issuer’s common stock, representing approximately 10.74% of the class (held in the form of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock); (2) Colonial Holding Company Limited had shared voting and dispositive power over 46,668,993 shares of the issuer’s common stock, representing approximately 10.71% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 46,668,993 shares of the issuer’s common stock, representing approximately 10.71% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (4) Colonial First State Group Limited had shared voting and dispositive power over 30,743,707 shares of the issuer’s common stock, representing approximately 7.06% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); and (5) Colonial First State Asset Management (Australia) Limited had shared voting and dispositive power over 30,743,707 shares of the issuer’s common stock, representing approximately 7.06% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock). (All percentages based on 435,721,099 shares outstanding as of December 31, 2011, per Form 6-K, EX 99.7, dated December 16, 2011.)

As of December 31, 2010, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 45,343,855 shares of the issuer’s common stock, representing approximately 10.40% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (2) Colonial Holding Company Limited had shared voting and dispositive power over 44,182,446 shares of the issuer’s common stock, representing approximately 10.13% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 44,182,446 shares of the issuer’s common stock, representing approximately 10.13% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (4) Colonial First State Group Limited had shared voting and dispositive power over 32,818,208 shares of the issuer’s common stock, representing approximately 7.53% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); and (5) Colonial First State Asset Management (Australia) Limited had shared voting and dispositive power over 32,818,208 shares of the issuer’s common stock, representing approximately 7.53% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock). (All percentages based on 436,085,585 shares outstanding as of December 31, 2011, per Form 6-K, EX 99.1, dated December 22, 2010.)

As of October 31, 2010, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 44,481,247 shares of the issuer’s common stock, representing approximately 10.21% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (2) Colonial Holding Company Limited had shared voting and dispositive power over 43,877,775 shares of the issuer’s common stock, representing approximately 10.07% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); and (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 43,877,775 shares of the issuer’s common stock, representing approximately

CUSIP NO. N4723D104	13G	Page 10 of 14

10.07% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock). (All percentages based on 435,772,324 shares outstanding as of October 31, 2011, per Form 6-K, EX 99.1, dated October 28, 2010.)

As of December 31, 2009, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 27,851,170 shares of the issuer’s common stock, representing approximately 6.41% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (2) Colonial Holding Company Limited had shared voting and dispositive power over 26,409,314 shares of the issuer’s common stock, representing approximately 6.08% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 26,409,314 shares of the issuer’s common stock, representing approximately 6.08% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); (4) Colonial First State Group Limited had shared voting and dispositive power over 24,152,423 shares of the issuer’s common stock, representing approximately 5.56% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock); and (5) Colonial First State Asset Management (Australia) Limited had shared voting and dispositive power over 24,152,423 shares of the issuer’s common stock, representing approximately 5.56% of the class (held in the form of CDIs, with 1 CDI representing 1 share of Common Stock). (All percentages based on 434,400,474 shares outstanding as of December 31, 2009, per Form 6-K, EX 99.2, dated December 22, 2009.)

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. N4723D104	13G	Page 11 of 14

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 18th day of March, 2013.

Commonwealth Bank of Australia

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Colonial First State Group Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Colonial First State Asset Management (Australia) Limited

By:	/s/ Mark Lazberger
Name:	Mark Lazberger
Title:	Director

CUSIP NO. N4723D104	13G	Page 12 of 14

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information